Filed by Plains Exploration & Production Company Pursuant to Rule 425

of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company Commission File No: 001-10537

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, TX 77002

NEWS RELEASE

Contact:	Winston M. Talbert
Vice President – Finance & Investor Relations
(713) 739-6700 or (800) 934-6083

FOR IMMEDIATE RELEASE

PLAINS EXPLORATION ANNOUNCES AGREEMENT TO ACQUIRE NUEVO

ENERGY IN A STOCK MERGER

Houston, Texas—February 12, 2004—Plains Exploration & Production Company (NYSE: PXP) (“PXP” or the “Company”) has entered into a definitive agreement to acquire Nuevo Energy Company (“Nuevo”) (NYSE: NEV) in a stock for stock transaction valued at approximately $945 million, based on PXP’s closing price on February 11, 2004. If completed, PXP will issue up to 37.4 million shares to Nuevo shareholders and assume $234 million of net debt (as of December 31, 2003) and $115 million of Trust Convertible Preferred Securities. Under the terms of the transaction, Nuevo stockholders will receive 1.765 shares of PXP’s common stock for each share of Nuevo common stock. Following the acquisition, PXP will have a large proved reserve base of approximately 489 million barrels (349 million in the proved developed category), of which 97% are in the United States, a significantly improved balance sheet and an attractive growth profile.

Mr. James C. Flores, Chairman and Chief Executive Officer of PXP stated, “This accretive transaction represents a real opportunity for the shareholders of both companies to benefit from combining the strengths of PXP and Nuevo while eliminating a significant amount of the cost required with two separate entities. Upon completion of this acquisition, PXP will be in an enviable position to maintain a strong growth profile with an enhanced exploitation inventory, while generating a large amount of free cash flow from its long-lived, low-maintenance cost producing properties. Financially, the combined companies’ credit statistics will continue to improve as available free cash flow is used to retire debt and subsequently to fuel additional growth opportunities in the future.”

–MORE–

Strategic Rationale

•	Cash Flow Accretive To PXP Stockholders—the transaction is expected to be immediately accretive to PXP’s per share cash flow for 2004.

•	Major Cost Savings—cost savings of the combined company are expected to exceed $20 million annually. PXP believes that it can absorb Nuevo and consolidate operations in Houston with a minimal increase in overhead, thus eliminating most of Nuevo’s general and administrative expenses. Significant savings are expected in the areas of personnel, systems, insurance and public company expenses. PXP believes that its total cash costs per unit of production will decline as reductions in interest and general and administrative costs per barrel will offset slightly higher average lifting costs per barrel. Notwithstanding expected cost savings, PXP remains committed to the maintenance of our historically high standards of environmental, safety, and regulatory compliance.

•	Enhanced Exploitation Inventory—the combined company’s large exploitation inventory onshore and offshore California and in South Louisiana is expected to provide continued production and reserve growth.

•	Increased Free Cash Flow—the combined company is projected to generate significant free cash flow which will be available for debt reduction and future growth opportunities.

•	Operational Synergies—PXP and Nuevo possess complementary asset bases that are concentrated in California’s most prolific oil producing basins. The combined technical expertise and core area overlap provides opportunities for significant operational synergies.

•	Strengthened Production Profile/Reserve Base—upon completion of the acquisition, PXP expects that its pro forma average daily production for 2004 will be approximately 85,500 BOEPD (mid-point of pro-forma guidance), it will have a production mix of 25% natural gas and 75% oil, and its proved reserve base will be 17% natural gas and 83% oil with total proved reserves of 489 MMBOE at year end 2003. PXP’s proved developed reserves as a percentage of total reserves are expected to increase to 71% from 58% while the reserve-to-production ratio will decrease from 19.8 years to 15.8 years.

•	Enhanced Credit Profile and Financial Flexibility—the combined company will possess a strong credit profile that will provide greater access to capital at a lower overall cost. Pro forma for 9/30/03 the debt to capitalization of PXP will be reduced from an estimated 59% to approximately 49% post-acquisition. More importantly, other measurements such as debt per barrel of proved developed reserves and debt to cash flow will be improved. These attributes, combined with a broader scope of reserves and production for the combined enterprise, will match or surpass other exploration and production companies with significantly higher credit ratings.

•	Improved Stockholder Liquidity—The combination will also increase the stockholder base which should provide greater liquidity to both PXP’s and Nuevo’s stockholders.

Major Terms and Conditions

Under the terms of the definitive agreement, Nuevo stockholders will receive 1.765 shares of PXP’s common stock for each share of Nuevo common stock, which based on PXP’s February 11, 2004 closing price of $15.89 per share, equates to $28.05 per Nuevo common share. The

–MORE–

transaction is expected to qualify as a tax free reorganization under Section 368(a) and is expected to be tax free to PXP stockholders and tax free for the stock consideration received by Nuevo stockholders. The Boards of Directors of both companies have approved the merger agreement and each has recommended it to their respective stockholders for approval. The transaction will remain subject to stockholder approval from both companies and other customary conditions. Post closing, it is anticipated that PXP stockholders will own approximately 53% of the combined company and Nuevo stockholders will own approximately 47% of the combined company.

The size of PXP’s Board of Directors will increase by two directors to be appointed by Nuevo. The transaction will be accounted for as a purchase of Nuevo by PXP under purchase accounting rules and PXP will continue to use the full cost method of accounting for its oil and gas properties.

Mr. James C. Flores will remain as Chairman and Chief Executive Officer and PXP’s current executive staff will continue in their capacities including: Mr. John T. Raymond (President and Chief Operating Officer), Mr. Stephen A. Thorington (Executive Vice President and Chief Financial Officer), Mr. John F. Wombwell (Executive Vice President and General Counsel) and Mr. Thomas M. Gladney (Executive Vice President Exploration and Production).

Based on a Nuevo transaction value of approximately $945 million, the transaction implies a proved reserve purchase price of $4.54 per BOE.

“We expect to report fourth quarter 2003 results in early March that are highly consistent with guidance provided in our 8-K filings. Additionally, our year end long term debt balance was approximately $488 million, a reduction of approximately $15 million from the end of the third quarter of 2003, which is further evidence of our commitment to use excess cash flow to reduce debt” stated Mr. John T. Raymond, President and Chief Operating Officer. “In the attached tables, we have endeavored to provide all of the necessary constructs to allow the investment community to in effect combine the companies on a pro-forma basis as if the companies were merged for the entire year for modeling purposes. The pro-forma guidance provided by PXP is integrated with the guidance provided under separate cover by Nuevo today. It is important to note that these pro-forma results will differ from the actual reported results as we expect to close the acquisition sometime mid year and, under accounting conventions, the as reported results will accordingly reflect the transaction combination only from the time of closing forward.”

–MORE–

The following table provides detail on key proved reserve data as of 12/31/03 and estimated operating and financial data for 2004:

	PXP	Pro Forma(1)
Reserves (12/31/03):
Proved Reserves (MMBOE)	281	489
% Oil	81%	83%
% Proved Developed	58%	71%

Estimated Sales Volumes
Barrels of oil equivalent- MBOE	13,400–14,500	30,400–32,500
MBOE PER DAY	36.5–39.5	83.1–88.8
% Oil & Liquids	60%	75%
% Gas	40%	25%

Estimated Oil Price differential to NYMEX – $/Bbl	$4.15–$4.65	$4.54–$5.03(3)
Estimated Gas Price differential to Henry Hub – $/MMBTU	$(.05)–$.05	$0.19–$0.30

Operating Costs per BOE
Lease Operating Costs	$6.00–$6.50	$7.38–$7.89
Production & Other Taxes	$1.00–$1.20	$0.61–$0.78
Gathering & Transportation	$0.30–$0.37	$0.13–$0.16
DDA&A	$4.30	$4.70–$4.90

General & Administrative per BOE (2)
Recurring G&A Expense per BOE	$1.55–$1.70	$1.25–$1.50
Noncash Compensation Expense	$.30–$.35	$.11–$.13

Capital Expenditures ($ in thousands)	$163,000–$177,000	$228,000–$247,000

2004 Hedge Positions – volumes per day
Crude Oil – Swaps – Average price $23.89 (BOPD)		18,500
Natural Gas – Swaps – Average price $ 4.45 (MMBTU/D)		20
Natural Gas – Collars – Floor $4.00 – Ceiling $5.15		20
Natural Gas – Collars – Floor $4.75 – Ceiling $5.67		10
Nuevo Hedges
Crude Oil – Swaps – Average price $26.64 (BOPD)		15,500
Crude Oil – Collars – 3-Way $19.28 x $24 x $31 (BOPD)		8,000
Crude Oil – Sold – Average price $22.82 (BOPD)		4,500
Natural Gas – Swaps – Average price $4.70 (MMBTU/D)		14
Natural Gas – Purchases – Avg. price $3.91 (MMBTU/D)		8
Natural Gas – Purchases (physical) – $4.19 (MMBTU/D)		10

(1)	Incorporates Nuevo guidance issued 2/12/04.
(2)	PXP’s G&A does not include expenses related to outstanding stock appreciation rights (SARS). 2003 results will include expenses related to changes in the market price of common stock versus the average price of SARS and cash paid upon exercise in excess of amounts previously expensed. In addition, no cost savings resulting from the merger are assumed in the pro forma estimates.
(3)	Pro forma oil price differentials based on $25.00 per boe NYMEX due to percentage based contracts.

–MORE–

Other Terms and Conditions

The transaction is subject to approval by the stockholders of both companies and other customary closing conditions. Both companies intend to hold stockholders meetings as soon as practicable. The companies anticipate completing the transaction in the second quarter of 2004.

J.P.Morgan Securities, Inc. acted as a financial advisor to PXP and Morgan Stanley and Randall & Dewey Inc. acted as financial advisors for Nuevo.

A conference call to discuss the transaction will be hosted by the senior management teams of PXP and Nuevo at 2 p.m. (Central) on Thursday, February 12, 2004. Investors wishing to participate may dial 1-800-245-3043 or int’l: 785-832-1508. Reference Conference I.D#: Plains XP. The replay will be available for 2 weeks beginning Friday, February 13, 2004 at 1-800-238-7928 or int’l: 402-220-0866. To access the Internet webcast, please go to the Company’s website at http://www.plainsxp.com, under the Investor Relations section choose “conference calls.” Following the live webcast, the call will be archived for a period of sixty (60) days on the Company’s website. Presentation materials related to the transaction will be available on PXP’s and Nuevo’s website at www.plainsxp.com and www.nuevoenergy.com, respectively.

PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in its core areas of operation: onshore California, primarily in the Los Angeles Basin, and offshore California in the Point Arguello unit, East Texas and the Gulf Coast region of the United States. PXP is headquartered in Houston, Texas.

Nuevo Energy Company is a Houston, Texas-based company primarily engaged in the acquisition, exploitation, development, exploration and production of crude oil and natural gas. Nuevo’s domestic producing properties are located onshore and offshore California and in West Texas. Nuevo is the largest independent producer of crude oil and natural gas in California. The Company’s international producing property is located offshore the Republic of Congo in West Africa.

Additional Information & Forward Looking Statement

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ combination and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed acquisition,

•	effective integration of the two companies,

•	reliability of reserve and production estimates,

•	production expense,

•	future financial performance, and

•	other matters discussed in PXP’s and Nuevo’s filings with the SEC.

–MORE–

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, variability in the price received for oil and gas production, lack of availability of oil field goods and services, environmental risks, drilling and production risks, risks related to offshore operations, particularly in California, and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

PXP AND NUEVO WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE ACQUISITIONS. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP AND NUEVO SEEKING THEIR APPROVAL OF THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING SUCH REQUEST TO: PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000; E-MAIL: JPANKEY@PLAINSXP.COM. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO NUEVO) MAY ALSO BE OBTAINED FOR FREE FROM NUEVO BY DIRECTING SUCH REQUEST TO: NUEVO ENERGY COMPANY, 1021 MAIN STREET, SUITE 2100, HOUSTON, TEXAS 77002 ATTENTION: BARBARA FORBES; TELEPHONE: (713) 374-4870; E-MAIL: FORBESB@NUEVOENERGY.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

# # #